Exhibit 99.2

SEALSQ Acquires Miraex SA, Cementing Its Quantum Sovereign Vertical Stack and Quantum Orbital Space Cloud (QOSC)

Strategic acquisition of Swiss photonics pioneer closes the quantum interconnect layer, uniting post-quantum silicon, orbital infrastructure, and distributed quantum sensing under one fully sovereign, end-to-end quantum architecture.

GENEVA, SWITZERLAND — June 2, 2026 — SEALSQ Corp (NASDAQ: LAES) (“SEALSQ” or the “Company”), a subsidiary of WISeKey International Holding Ltd (NASDAQ: WKEY; SIX: WIHN) and a global leader in post-quantum semiconductor and cybersecurity solutions, today announced the acquisition of 100% of Miraex SA (“Miraex”), a developer of photonics-based quantum interconnect solutions headquartered at the EPFL Innovation Park in Ecublens, Switzerland.

As part of this strategic transaction, SEALSQ has acquired entire issued share capital of Miraex SA. The investment has been made using the Company’s Quantum Fund, SEALQUANTUM.com, an internal strategic investment initiative of SEALSQ using a dedicated allocation of our cash with the goal of accelerating the development of a fully integrated Quantum Vertical Sovereign Stack. The Quantum Fund has total approved capital resources of $200 million, of which over $65 million has already been deployed in several projects (including Miraex).

This milestone marks a defining step in the evolution of SEALSQ’s Quantum Sovereign Vertical Stack, the Company’s Root-to-Qubit architecture encompassing the full spectrum of quantum technology from quantum-resistant semiconductors to orbital space infrastructure. It also represents a pivotal acceleration of the Quantum Orbital Space Cloud (QOSC) program, SEALSQ’s flagship initiative to deploy quantum-secure infrastructure across Low Earth Orbit (LEO) and beyond.

THE MISSING LINK: COMPLETING THE QUANTUM SOVEREIGN VERTICAL STACK

Miraex’s acquisition closes the quantum interconnect layer of SEALSQ’s Quantum Sovereign Vertical Stack, the critical bridge between quantum computing hardware and quantum communication networks. Built around a proprietary Thin Film Lithium Tantalate (TFLT) Photonic Integrated Circuit (PIC) platform, Miraex’s technology enables the conversion of quantum information between microwave frequencies (the operating domain of superconducting and semiconductor spin based quantum processors) and optical frequencies (the medium of choice for quantum communication), a foundational capability without which distributed quantum architectures cannot function at scale.

Miraex’s capabilities are organized across three quantum verticals that are expected to seamlessly extend SEALSQ’s existing platform:

●	Distributed Quantum Computing (DQC) — aimed at enabling interconnection of distributed quantum processors to achieve scalable, collective quantum computational power beyond the limits of any single device.

●	Quantum Sensing — designed to deliver photonic entanglement-based distributed sensing for precision navigation, geophysics, defense, and critical infrastructure monitoring.

●	Quantum Networking — building globally entangled quantum networks as the backbone of the future quantum internet, enabling end-to-end Quantum Key Distribution (QKD) at planetary scale.

REINFORCING THE QUANTUM ORBITAL SPACE CLOUD (QOSC)

Miraex’s photonic technology is uniquely aligned with the demands of space-based quantum infrastructure. TFLT PICs are compact, power-efficient, and radiation-tolerant by design — attributes critical for deployment on nanosatellites, CubeSats, and the broader QOSC constellation. With this acquisition finalized, SEALSQ now commands every layer of the quantum stack required to deliver secure, space-grade quantum connectivity:

●	Space-Grade Photonic Integration: Miraex’s TFLT PICs meet the size, weight, power, and radiation-tolerance requirements for orbital deployment, enabling quantum-secure links between QOSC satellites and terrestrial endpoints.

●	Quantum Key Distribution (QKD) at Scale: Miraex’s transduction and entanglement generation capabilities provide the physical-layer substrate for satellite-based QKD, delivering information-theoretically secure communications immune to quantum adversaries.

●	Distributed Orbital Sensing: Quantum sensing payloads enabled by Miraex’s platform will extend QOSC’s utility to precision Earth observation, sovereign navigation, and early-warning infrastructure.

THE SEALQuantum.com INNOVATION LAB AND QUANTUM FUND PORTFOLIO

The Miraex acquisition is the latest transaction in a series of strategic investments and acquisitions executed through the SEALSQ Quantum Fund and the SEALQuantum.com Innovation Lab, an internal strategic investment initiative of SEALSQ using a dedicated allocation of our cash. Together, these assets form a uniquely cohesive and vertically integrated Quantum Sovereign Stack spanning semiconductors, quantum hardware, orbital infrastructure, and regulatory technology:

Entity	Type	Strategic Role in Quantum Sovereign Vertical Stack

Miraex SA	Full Acquisition	Photonics-based quantum interconnects (TFLT PIC platform); microwave-to-optical transduction; QKD substrate; quantum sensing. Closes the quantum interconnect layer of the Sovereign Stack and anchors the QOSC.

IC’ALPS	Full Acquisition	France’s leading ASIC design and supply-chain specialist; 100+ engineers; custom semiconductors for medtech, automotive, space, and defense — now embedding SEALSQ’s post-quantum cryptography into high-reliability silicon.

EeroQ	Strategic Investment	U.S. quantum computing pioneer using single electrons on superfluid helium; CMOS-compatible qubits aligned with SEALSQ’s semiconductor personalization processes. Anchors the ‘Quantum Made in USA’ strategy.

ColibriTD	Strategic Investment	Quantum computing solver platform connecting to EeroQ hardware; co-developing quantum optimization to raise sub-7nm wafer yields from ~50% to ~80%, targeting $30M in semiconductor manufacturing savings.

WISeSat.Space	Strategic Investment	LEO satellite constellation for global IoT connectivity; embedding SEALSQ post-quantum secure elements for space-hardened QKD and quantum-resilient satellite communications. SpaceX-launched satellites operational.

Quantix Edge Security	Joint Venture	Spain’s first post-quantum semiconductor design, personalization, and test center (Murcia); €40M budget including €19.6M from the Spanish Government (SETT). Targets €25M revenue; bolsters EU semiconductor sovereignty.

WeCan Group SA	Majority Acquisition	Swiss blockchain infrastructure for KYC/KYB regulatory compliance; 100+ financial institution clients. Extends SEALSQ’s post-quantum digital identity into regulated financial services and Web3.

Taken together, these assets constitute an unparalleled end-to-end quantum value chain — from chip-level post-quantum cryptography and ASIC design, through quantum processor hardware, quantum interconnects, satellite infrastructure, industrial optimization, and sovereign regulatory compliance — all unified under a single strategic architecture accessible through SEALQuantum.com.

Carlos Moreira, Chairman & CEO, SEALSQ Corp noted, “Today’s closing of the Miraex acquisition marks a watershed moment for SEALSQ and for the broader quantum ecosystem. We have spent years assembling the assets required to deliver a truly sovereign, end-to-end quantum architecture, one that begins at the silicon level with our post-quantum chips and ASICs, extends through quantum processor hardware, passes through Miraex’s photonic interconnect layer, and ultimately reaches orbit through our Quantum Orbital Space Cloud. With Miraex now fully integrated, the Quantum Sovereign Vertical Stack is complete. The quantum internet is no longer a theoretical construct, for SEALSQ, it is a buildable, deployable roadmap that we can now begin to execute with customers, partners, and governments. We are grateful to the Miraex team for their vision and their extraordinary technical contributions, and we are proud to welcome them into the SEALSQ family as we focus on converting this unique strategic position into long-term value for our shareholders.”

Daniel Brau, CEO & Co-Founder, Miraex SA added, “Joining SEALSQ is the natural next step for Miraex. We built our TFLT PIC platform to be the connective tissue of the quantum ecosystem — linking quantum processors, sensors, and networks into one coherent infrastructure. SEALSQ brings the global semiconductor reach, the satellite infrastructure, and the post-quantum cryptography expertise to take that vision to planetary scale. We are proud that our technology will now form the quantum interconnect backbone of the QOSC constellation and of SEALSQ’s Quantum Sovereign Vertical Stack. The era of distributed, space-secured quantum computing begins today.”

About Miraex SA

Miraex is a deep-tech photonics company based at the EPFL Innovation Park in Ecublens, Switzerland, specializing in Thin Film Lithium Tantalate (TFLT) Photonic Integrated Circuits (PICs). Miraex’s technology enables quantum interconnectivity and entanglement across distributed quantum computing, quantum sensing, and global quantum networking applications. The company holds a proprietary patent portfolio covering electro-optical transduction and traveling wave transducer designs, and is an award-winning member of the Swiss National Startup Team. For more information, visit www.miraex.com.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 Lena.cati@theequitygroup.com

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